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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                 (RULE 14D-101)


                      SOLICITATION/RECOMMENDATION STATEMENT
          UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              LINDBERG CORPORATION
                            (Name of Subject Company)

                              LINDBERG CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    5351 71 102
                      (CUSIP Number of Class of Securities)


                                  Leo Thompson
                      President and Chief Executive Officer
                              Lindberg Corporation
                        6133 North River Road, Suite 700
                            Rosemont, Illinois 60018
                                 (847) 823-2021

           (Name, Address and Telephone Number of Person Authorized to
                Receive Notice and Communication on Behalf of the
                          Person(s) Filing Statement).

                                 With a Copy to:

                               John H Bitner, Esq.
                             Bell, Boyd & Lloyd LLC
                     Three First National Plaza, Suite 3300
                          Chicago, Illinois 60602-4207
                                 (312) 807-4306


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         On December 13, 2000 Lindberg Corporation and Bodycote International
plc issued a press release containing the following text:

FOR IMMEDIATE RELEASE:


                       LINDBERG CORPORATION TO BE ACQUIRED
                          BY BODYCOTE INTERNATIONAL PLC

         December 13, 2000, Cheshire, England and Rosemont, Illinois - Bodycote International plc (LSE:BOY) and Lindberg Corporation (NASDAQ:LIND) announced today a definitive merger agreement under which Bodycote will acquire Lindberg for $18.125 per share in cash, for a total fully-diluted equity value of $112.8 million. In addition, Bodycote will assume Lindberg's debt, bringing the total value of the transaction to more than $164.0 million.

         Under the terms of the merger agreement, a wholly owned subsidiary of Bodycote will commence a tender offer for all outstanding shares of Lindberg's stock at a price of $18.125 per share in cash. The tender offer is expected to commence within a week. Any shares not purchased pursuant to the tender offer will be acquired in a merger at the same $18.125 per share cash price as soon as practicable after completion of the tender offer. The transaction has been approved by the boards of directors of both Lindberg and Bodycote.

         In connection with the execution of the merger agreement, Bodycote entered into a tender agreement with certain stockholders of Lindberg, who collectively own 18% of the outstanding shares, pursuant to which those stockholders agreed, among other things, to tender their shares in the offer.

         Completion of the tender offer is subject to customary conditions, including the acquisition by Bodycote of a majority of Lindberg's common shares on a fully diluted basis and the expiration of applicable waiting periods under the Hart-Scott-Rodino Act.

         Bodycote operates in the field of materials technology and metal processing, with principal areas of operation including heat treatment, hot isostatic pressing, materials testing and metallurgical coatings. Bodycote's heat treatment division currently has 119 plants in 16 countries around the world, of which 22 are in North America. The division has benefited from the growth in the commercial heat treatment market in the UK and the rest of Europe.

         Lindberg is the largest commercial heat treater in North America, with operations in the United States and in Mexico. Lindberg serves more than 10,000 customers in a range of industries including: aerospace, automotive, oil field equipment, consumer products, agricultural equipment, heavy truck, construction, defense and machine tool markets.



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         Bodycote's financial advisor in the transaction was Dresdner Kleinwort
Benson and its external legal counsel was Jones, Day, Reavis & Pogue. Lindberg's financial advisor in the transaction was Credit Suisse First Boston and its external legal counsel was Bell, Boyd & Lloyd LLC.

                                   * * * * * *

         Bodycote intends to file an Offer to Purchase and a Letter of Transmittal with the U.S. Securities and Exchange Commission relating to Bodycote's offer to purchase all outstanding shares of common stock of Lindberg. All Lindberg stockholders are strongly advised to read the Offer to Purchase and Letter of Transmittal and the related solicitation/recommendation statement that Lindberg intends to file with the SEC when they are available because they contain important information relating to the offer. These documents will be available at no charge on the SEC's Website at http:\\www.sec.gov and may be obtained for free from MacKenzie Partners, Inc. by calling (800) 322-2885. The tender offer will be made solely by the Offer to Purchase and the related Letter of Transmittal to be disseminated upon the commencement of the tender offer.

         Contacts:         Lindberg Corporation,
                           Steve Penley, 847-823-2021
                           Leo Thompson, 847-823-2021

                           Bodycote International plc,
                           Martyn Wilton, 978-470-1620
                           John Hubbard, 214-904-2420